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                                                                    EXHIBIT 3.11

                             GREAT-WEST LIFECO INC.

                             MATERIAL CHANGE REPORT

ITEM 1:   REPORTING ISSUER

          Great-West Lifeco Inc.
          100 Osborne Street North
          Winnipeg, Manitoba
          R3C 3A5

ITEM 2:   DATE OF MATERIAL CHANGE

          February 14, 2003

ITEM 3:   PRESS RELEASE

          A press release was issued at Winnipeg and Toronto on February 17, 2003. A copy of the press release is attached as Schedule "A".

ITEM 4:   SUMMARY OF MATERIAL CHANGES

          On February 17, 2003, Great-West Lifeco Inc. ("Lifeco") announced that it had entered into a definitive agreement with Canada Life Financial Corporation ("CLFC") to acquire 100 per cent of the outstanding common shares (the "CLFC Common Shares") of CLFC (the "Transaction") for approximately $7.3 billion.

          The Transaction will be effected by way of a capital reorganization. Details will be contained in a circular to be mailed to holders of CLFC Common Shares ("CLFC Common Shareholders") in March 2003, and they will be asked to approve the Transaction at a special meeting of CLFC Common Shareholders (the "Meeting"). The meeting will be held early in the second quarter of 2003.

ITEM 5:   FULL DESCRIPTION OF MATERIAL CHANGE

          On February 17, 2003, Lifeco announced that it had entered into a definitive agreement (the "Transaction Agreement") with CLFC to acquire 100 per cent of the outstanding CLFC Common Shares in exchange, at the election of each CLFC Common Shareholder and subject to pro ration, for (a) $44.50 in cash; (b)
1.78 Lifeco 4.80% non-cumulative first preferred shares Series E of Lifeco (the "Lifeco Series E Shares"); (c) 1.78 Lifeco 5.90% non-cumulative first preferred shares Series F (the "Lifeco Series F Shares"); (d) 1.1849 Lifeco Common Shares; or (e) a combination of the foregoing alternatives, with an aggregate of $4,372,161,384 in cash, 24,000,000 Lifeco Series E Shares, 8,000,000 Lifeco
Series F Shares, and 55,958,505 Lifeco Common Shares available.

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          To the extent that the aggregate number of CLFC Common Shares is less than 163,455,312 as a result of unexercised CLFC stock options, CLFC Common Shares acquired by CLFC subsequent to February 14, 2003 and CLFC Common Shares in respect of which dissent rights have been validly exercised, the aggregate purchase price shall be reduced by such shortfall, multiplied by $44.50 per share.

          If, as a result of CLFC Common Shareholder elections, one or more of the forms of consideration offered by Lifeco in connection with the Transaction is fully utilized, the amount of such consideration to be paid or issued to CLFC Common Shareholders will be pro rated among the CLFC Common Shareholders electing to receive such form of consideration, and the balance of the consideration paid to such shareholders will consist of consideration in one or more of the other forms offered.

          CLFC Common Shareholders who do not make a proper election in respect of the Transaction will be deemed to have elected the form of consideration available after the elections of shareholders who have made proper elections are determined; provided that all non-electing shareholders will receive the same relative proportions of the remaining consideration.

          The Transaction Agreement provides that the completion of the Transaction is subject to a number of conditions including: (a) the approval of the Transaction by the CLFC Common Shareholders at the Meeting as required by applicable laws; (b) the receipt of all regulatory approvals of the Transaction required or appropriate under regulatory legislation, on a basis which does not impose terms which, in the aggregate would have a material adverse effect on Lifeco and CLFC on a combined basis; (c) the absence of any restrictions or limitations on the completion of the Transaction under the competition laws of Canada, the United States, the United Kingdom and the European Community; (d) the receipt of all other material consents, waivers, permits, orders and approvals required to permit the consummation of the Transaction on a basis which does not impose terms which, in the aggregate would have a material adverse effect on Lifeco and CLFC on a combined basis; (e) no action, suit or proceeding shall have been threatened or taken before or by any court or governmental agency or other regulatory authority or by any other person and no law, regulation or policy shall have been proposed, enacted, promulgated or applied to cease trade, in join, prohibit or impose material limitations or conditions on the Transaction or the ownership by Lifeco of the shares of CLFC or which, if the Transaction where consummated, in the opinion of Lifeco or CLFC, would have a material adverse affect on Lifeco and CLFC on a combined basis; (f) Lifeco shall have determined that the CLFC shareholder rights plan shall have been waived or otherwise rendered unexerciseable or unenforceable; there shall not have occurred any change in the business, operations, assets, capitalization, financial condition, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of CLFC or any of its subsidiaries which, in the opinion of Lifeco, is materially adverse to Lifeco and CLFC, taken as a whole, or the Transaction and (g) other conditions customary to transactions of this nature.

          The Transaction Agreement provides for a right of dissent for CLFC Shareholders, and the obligation of Lifeco to proceed with the Transaction is conditional on not more than 5% of the outstanding CLFC Common Shares, other than CLFC Common Shares held by Manulife Financial Corporation, having been the subject of dissent rights.

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          In addition to customary representations, warranties, conditions and other provisions, the Transaction Agreement provides for: (i) the closure by CLFC of its data room of confidential information relating to CLFC, including the termination of access thereto, and (ii) the agreement of CLFC to cease any existing negotiations, and to not solicit any proposals, for transactions generally involving the acquisition of CLFC by others. The Transaction Agreement permits CLFC to consider certain unsolicited proposals by third parties which are determined by the board of directors of CLFC to be more favourable to shareholders of CLFC than the Transaction (a "Superior Proposal").

          CLFC is required to notify immediately Lifeco of the receipt of any actual or potential acquisition proposal. Lifeco has the right to match any acquisition proposals for a period of 48 hours from the time it receives notice thereof from CLFC. If Lifeco exercises its right to match, CLFC will not enter into any discussions with or provide any information to the person making such proposal.

          Lifeco has the further right to match any Superior Proposal for a period of five days from the time it receives notice from CLFC that the CLFC board of directors has determined that such proposal is a Superior Proposal. If Lifeco agrees to amend the terms of the Transaction such that they are as favourable or more favourable to the CLFC shareholders than the terms of the Superior Proposal, CLFC will accept the revised Transaction with Lifeco and will not proceed with the Superior Proposal.

          CLFC is entitled to accept an unmatched Superior Proposal provided that: (i) it has complied with the exclusivity, non-solicitation and notice provisions of the Transaction Agreement; and (ii) CLFC pays Lifeco $287,315,000 (the "Termination Fee") as set out below.

          CLFC is required to pay to Lifeco the Termination Fee within three days of the occurrence of any of the following circumstances: (a) CLFC fails to recommend or confirm its recommendation, within two business days of being requested to do so by Lifeco, or withdraws, modifies or changes in any way adverse to Lifeco its recommendation of the Transaction Agreement or of the Transaction; (b) accepts, approves, recommends or enters into an agreement with any person with respect to a Superior Proposal; (c) CLFC materially breaches its exclusivity, non-solicitation or rights to match obligations contained in the Transaction Agreement; or (d) an unsolicited proposal to acquire CLFC (including an amended offer by Manulife Financial Corporation) is publicly disclosed, announced or made prior to the time of the vote by the CLFC Common Shareholders to consider the Transaction at the Meeting and the Transaction is not approved by the CLFC Common Shareholders.

          If the Transaction is not completed because of any breach or failure by CLFC or Lifeco to perform their respective obligations under the Transaction Agreement, the non-performing party will pay the other a set fee ($30 million being payable by CLFC or $15 million payable by Lifeco, in such circumstance, as applicable) to reimburse the other for expenses incurred, unless the Transaction is not completed because of the failure to obtain any required regulatory approvals for which the non-performing party had sole or principal responsibility, in

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which case the amount payable to the other is limited to such party's actual expenses to a maximum of $5 million.

          Subject to the terms of the Transaction Agreement, the Transaction Agreement may be terminated prior to the completion of the Transaction: (a) by either Lifeco or CLFC upon the failure to satisfy conditions in favour of the party seeking to terminate the Transaction Agreement; (b) by mutual agreement of CFCL and Lifeco; (c) by either CFCL or Lifeco if any law makes the completion of the Transaction or other transactions contemplated by the Transaction Agreement or any part of it illegal or otherwise prohibited; (d) by Lifeco if the board of directors of CLFC has: (i) withdrawn, modified or changed in a manner adverse to Lifeco's ability to complete the Transaction, its approval or recommendation of the Transaction and the other transactions contemplated by the Transaction Agreement, or (ii) approved or recommended any other Acquisition Proposal; (e) by Lifeco if any of the conditions to the completion of the Transaction is not satisfied or waived by Lifeco prior to the closing or for a period up to a further 30 days in the event any regulatory approval has not been obtained, provided it is still being pursued in good faith by Lifeco; or (f) by CLFC in order to enter into a definitive written agreement with respect to a Superior Proposal in accordance with the terms hereof (without relieving Canada Life of the obligation to pay the Termination Fee required to be paid pursuant to the Transaction Agreement.

          If the closing date does not occur on or prior to July 31, 2003 or such other date that is otherwise agreed to in writing by the parties, the Transaction Agreement will terminate unless the failure is the result in an injunction or the inability to obtain a required regulatory approval, in which case in the closing date will be extended by not more than 30 days.

ITEM 6: RELIANCE ON SECTION 75(3) OF THE ONTARIO SECURITIES ACT OR EQUIVALENT PROVISIONS

          Not applicable.

ITEM 7:   OMITTED INFORMATION

          Not applicable.

ITEM 8:   SENIOR OFFICERS

          For further information, please contact Marlene Klassen, Manager, Communications (204) 946-7705.

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ITEM 9:   STATEMENT OF SENIOR OFFICER

          The foregoing accurately discloses the material change referred to herein.

          DATED at Winnipeg, Manitoba this 24th day of February, 2003


                               GREAT-WEST LIFECO INC.

                                    By:    "SIGNED BY SHEILA A. WAGAR"
                                          --------------------------------------
                                    Name:  Sheila A. Wagar,
                                    Title: Vice-President, Counsel & Secretary,
                                           Canada

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[GREAT-WEST LIFECO INC. LETTERHEAD]

                                     RELEASE

          GREAT-WEST LIFE AND CANADA LIFE AGREE TO BUSINESS COMBINATION
              Combined organization to be Canada's largest insurer

WINNIPEG AND TORONTO, FEBRUARY 17, 2003 - Great-West Lifeco Inc. today announced it has entered into a definitive agreement with Canada Life Financial Corporation to acquire 100 per cent of the outstanding common shares of Canada Life.

The Board of Directors of Canada Life will recommend that Canada Life shareholders approve the transaction, which is valued at $44.50 per Canada Life common share, representing an aggregate transaction value of $7.3 billion.

"This strategically motivated transaction will add another well-known financial brand and a powerful new distribution channel to our group of companies," said Raymond L. McFeetors, President and CEO of Great-West and London Life.

"As a result of this transaction, Great-West will emerge from the final stage of industry consolidation with a pre-eminent position in the Canadian life insurance industry and a significantly enhanced business in the United States," McFeetors said. "We are bringing together outstanding companies with high caliber people who are focused on high quality service."

David A. Nield, Chairman and CEO of Canada Life said "The Board of Canada Life is very pleased that it has been able to negotiate a friendly transaction with an outstanding Canadian company. This combination creates a winning scenario for shareholders and policyholders."

"Canada Life has a proud history. We see great value in the brand and are committed to maintaining it," McFeetors said. "We have great respect for the staff and management of Canada Life and look forward to working with them."

The transaction provides Great-West with a leading market share in all key segments in Canada, driven by three complementary distribution channels with unmatched breadth and scale.

In the United States, Great-West Life & Annuity will integrate the operations of Canada Life, thereby providing more distribution opportunities and strong earnings' accretion.

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In Europe, where London Life and sister company Investors Group already operate,
Great-West acquires significantly enhanced group and individual businesses in high-growth markets.

The terms of the agreement allow Canada Life shareholders to elect from one of the following alternatives (subject to pro ration) per Canada Life share:

     -    $44.50 in cash (maximum cash to be paid limited to $4.4 billion)
     - 1.1849 common shares of Great-West Lifeco (maximum number of shares to be issued limited to 56.0 million)
     - 1.78 Great-West Lifeco 4.80% non-cumulative 10-year soft retractable preferred shares (maximum number of shares to be issued limited to 24.0 million)
     - 1.78 Great-West Lifeco 5.90% non-cumulative perpetual preferred shares (maximum number of shares to be issued limited to 8.0 million)
     - A combination of these alternatives, subject to pro ration and maximum amounts noted.

To support the transaction, Power Financial Corporation has committed to invest $800 million to purchase 21.302 million common shares of Lifeco from treasury via private placement. Investors Group Inc. has also agreed to invest $100 million by purchasing 2.662 million Lifeco common shares from treasury.

The transaction will be effected by way of a capital reorganization. Details will be contained in a circular to be mailed to Canada Life common shareholders shortly, and they will be asked to vote on the transaction at a meeting of shareholders. The transaction is also subject to approval by regulatory authorities (including insurance and competition) in Canada, the U.S., the U.K., Ireland, Germany and Europe, as well as in other jurisdictions where the companies operate. The transaction is expected to close in the third quarter of 2003.

ANALYST CALL

An analyst call with senior executives of Great-West Life will be held today at 8:15 AM. EST. The news media may listen to the call (no questions) by calling 1-800-769-8320 (passwords: "Raymond McFeetors" and "Monday").

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NEWS CONFERENCE

A news media conference with Ray McFeetors and David Nield to discuss the transaction will be held today at 10:00 A.M. EST at News Theatre, 98 The Esplanade, in Toronto. Interested participants can listen to the conference by dialing 1-800-814-3911 at least 10 minutes prior to the scheduled start to ensure connection. The conference will also be Web cast at www.startcast.com/shows/65/A0001 (video and audio) or www.startcast.com/shows/65/A0002 (audio only).

ABOUT GREAT-WEST LIFECO

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, and reinsurance businesses, primarily in Canada and the United States. Lifeco's subsidiaries - The Great-West Life Assurance Company and London Life Insurance Company in Canada and Great-West Life & Annuity Insurance Company in the United States - serve the financial security needs of more than 13 million people. Lifeco and its companies have $96 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

This news release does not constitute an offer to sell or the solicitation of an offer to buy shares of Canada Life Financial Corporation or Great-West Lifeco Inc.

FORWARD-LOOKING STATEMENTS

This release may contain forward-looking statements about future operations, financial results, objectives and strategies of the Company. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate" and other similar expressions.

These statements are necessarily based on estimates and assumptions that are inherently subject to risks and uncertainties, many of which are beyond the Company's control. Actual results may differ materially due to a variety of factors, including legislative or regulatory developments, competition, technological change, global capital market activity, interest rates and general economic and political conditions in Canada, North America or internationally.

Readers are urged to consider these and other such factors carefully and not place undue emphasis on the Company's forward-looking statements.

Unless otherwise required by securities laws, the Company does not intend or have any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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FOR INFORMATION AND INTERVIEW ARRANGEMENTS ON MONDAY CONTACT:
Jill Rosenberg
Environics Communications
416-920-9000 ext. 291
jrosenberg@pr.environics.ca

FOR INFORMATION, PLEASE CONTACT:

Marlene Klassen
Director, Media and Public Relations
Tel: (204) 946-7705
E-mail:marlene.klassen@gwl.ca